FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of June 26, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes___ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Notice of the General Meeting of Shareholders and the Shareholder Meeting Brochure and Proxy Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2019.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Tenaris S.A.

Société Anonyme

29, avenue de la Porte-Neuve, 3rd Floor.

L-2227 Luxembourg

RCS Luxembourg B 85 203

NOTICE OF THE GENERAL MEETING OF SHAREHOLDERS

to be held in Luxembourg on 29 July 2019

Notice is hereby given to holders of ordinary shares of Tenaris S.A. (the “Company”) that a General Meeting of Shareholders of the Company will be held on 29 July 2019, at 11:00 a.m. (Central European Time) (the “GMS” or “Meeting”). The Meeting will be held at the Company’s registered office located at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg, Grand-Duchy of Luxembourg. At the Meeting, shareholders will vote on the items listed below under the heading “Agenda for the General Meeting of Shareholders”.

Agenda for the General Meeting of Shareholders

1.	Approval of the delisting of the Company’s shares from Bolsas y Mercados Argentinos S.A. (“BYMA”).

2.	Amendment and supplementation of the authorization to the Company, and to any of its subsidiaries, to purchase, acquire or receive shares of the Company, in accordance with Article 430-15 of the Luxembourg law of 10 August 1915 on commercial companies and with applicable laws and regulations.

Resolutions at the General Meeting of Shareholders will be passed by the simple majority of the votes validly cast irrespective of the number of shares present or represented.

Holders of Shares: procedures for attending and voting at the Meeting

In accordance with the Luxembourg Law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies (the “Shareholders’ Rights Law”), the right to attend, speak and vote at the Meeting is restricted to those shareholders who are holders of shares of the Company on 15 July 2019 at 24:00 (midnight), Central European Time (the “Shareholders’ Record Time”).

A shareholder will only be entitled to attend and/or to vote (personally or by proxy) at the Meeting in respect of those shares of the Company which such shareholder duly evidences to hold at the Shareholders’ Record Time. Any changes to a shareholder’s holding of shares after the Shareholders’ Record Time shall be disregarded for purposes of determining the right of such shareholder to attend and/or to vote (personally or by proxy) at the Meeting.

Set out below are instructions on how to attend and/or vote (personally or by proxy) at the Meeting.

If you are a holder of shares of the Company on the Shareholders’ Record Time and you wish to attend and/or vote (personally or by proxy) at the Meeting, you must complete and return to the Company:

(i)	the Intention to Participate Form, if you wish to attend the Meeting; and/or

(ii)	the GMS Proxy Form, if you wish to vote by proxy at Meeting.

A shareholder wishing to attend the Meeting must complete and return to the Company the Intention to Participate Form. The Intention to Participate Form must be received by the Company, properly completed and signed ON OR BEFORE 15 JULY 2019 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME (i.e. THE SHAREHOLDERS’ RECORD TIME). A shareholder who has timely submitted the Intention to Participate Form, may elect either to (i) attend the Meeting and vote in person (in which case the shareholder is not required to submit the GMS Proxy Form), or (ii) have a proxy holder attend the Meeting in person and vote by proxy, in which case the shareholder must also submit (in addition to the Intention to Participate Form) the GMS Proxy Form as soon as possible and, in any event, must be received by the Company ON OR BEFORE 22 JULY 2019 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME. Please note that in the event that the Company does not receive the Intention to Participate Form and, if applicable, the GMS Proxy Form, properly completed and signed, by the dates indicated above, you will not be able to participate or vote (neither in person nor by proxy) at the Meeting.

A shareholder who does not wish to attend the Meeting but nonetheless wishes to vote by proxy at the Meeting must only complete and return to the Company the GMS Proxy Form (and need not submit the Intention to Participate Form) which must be received by the Company ON OR BEFORE 15 JULY 2019 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME (i.e. THE SHAREHOLDERS’ RECORD TIME). Please note that in the event that the Company does not receive the GMS Proxy Form, properly completed and signed, by the date indicated above, you will not be able to vote (neither in person nor by proxy) at the Meeting.

The Shareholders’ Rights Law provides that any shareholder wishing to attend and/or vote (personally or by proxy) at the Meeting is required to provide reasonably satisfactory evidence to the Company (prior to the Meeting) as to the number of shares of the Company held by such shareholder on the Shareholders’ Record Time. Such evidence of shareholding must include at least: shareholder’s name, shareholder’s registered office/address, shareholder status, number of shares held by the shareholder on the Shareholders’ Record Time, the stock exchange on which the shareholder’s shares trade and signature of the relevant shareholder’s bank or stockbroker (the “Evidence”). Shareholders need to contact their bank or stockbroker with respect to the provision of such Evidence and completion of the applicable certificate. The model certificate that constitutes the Evidence of the shareholding must be completed and delivered to the Company as soon as possible and in any event must be received by the Company ON OR BEFORE 22 JULY 2019 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME.

In compliance with the Shareholders’ Rights Law and other applicable laws and regulations, this convening notice (which contains the agenda for the Meeting and the procedures for attending and/or voting at the Meeting), the total number of shares of the Company and voting rights as of the date of this notice, the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the Meeting, including draft resolutions proposed to be adopted at the Meeting and the terms, conditions and requirements for the exercise of appraisal rights pursuant to article 22 of the Company’s articles of association), the Intention to Participate Form, the GMS Proxy Form and the model certificate that constitutes the Evidence of shareholding, required to be submitted to the Company for purposes of participating and/or voting at the Meeting, are available to shareholders as of the date of this notice, and may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

The Intention to Participate Form (if you wish to attend the Meeting), the GMS Proxy Form (if you wish to be represented and vote by proxy at the Meeting) and the certificate that constitutes the Evidence of the shareholding must be received by the Company, properly completed and signed, by the dates indicated above, at any of the following postal addresses, or by electronic message to the following electronic address: investors@tenaris.com.

Luxembourg:

29, avenue de la Porte-Neuve, 3rd Floor.

L-2227 Luxembourg

Attn: Adélia Soares

Argentina:

c/o Siderca S.A.I.C.

Carlos María della Paolera 299, piso 16°

(C1001ADA) Buenos Aires

Attn: Horacio de las Carreras and/or Eleonora Cimino

Italy:

c/o Dalmine S.p.A.

Piazza Caduti 6 luglio 1944 n. 1 24044

Dalmine (BG)

Attn: Marco María Tajana and/or Francesco Giuseppe Bettiol

Mexico:

c/o Tubos de Acero de México, S.A.

Campos Elíseos 400-Piso 17

Col. Chapultepec Polanco

11560 Ciudad de México

Attn: Félix Todd and/or Ulises Martínez Martínez

In the case of shares held through fungible securities accounts in Mexico, the certificate that constitutes the Evidence of shareholding must be delivered to S.D. Indeval Institución para el Depósito de Valores S.A. de C.V. (Paseo de la Reforma #255, 3er. piso Col. Cuauhtémoc, Mexico City).

The GMS Proxy Form will only be valid if it includes the shareholder’s name, registered office/address and signature and, in the event of shares owned by a corporation or any other legal entity, the name, registered office/address and signature of the individual(s) representing such corporation or other legal entity. Incomplete or erroneous GMS Proxy Forms or GMS Proxy Forms which are not timely delivered or do not satisfy the required formalities will be discarded and the underlying shares WILL not be voted at the Meeting.

A shareholder who has completed and delivered to the Company the GMS Proxy Form, is entitled to, on a later date, (i) revoke such GMS Proxy Form, and/or (ii) replace such GMS Proxy Form with a new GMS Proxy Form, appointing a different proxy holder and/or submitting new voting instructions, in each case, by delivering to the Company a notice of revocation and/or a properly completed and signed replacement GMS Proxy Form, provided, that, in each case, such notice of revocation and/or replacement GMS Proxy From must be received by the Company by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic address: investors@tenaris.com. No revocations or replacement of the GMS Proxy Form shall be accepted by the Company if received after such deadlines.

No admission cards will be issued to shareholders. Shareholders and their proxy holders attending the Meeting in person will be required to identify themselves at the Meeting with a valid official identification document (e.g. identity card, passport). In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such legal entity, must submit –in addition to the Intention to Participate Form and the GMS Proxy Form, as indicated above- evidence of their authority to represent the shareholder at the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by the such legal entity. A copy of such power of attorney or other proper document must be received by the Company on or before 22 JULY 2019 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME, at any of the postal addresses indicated above or by electronic message to the following electronic address: investors@tenaris.com.

A shareholder’s proxy holder shall enjoy the same rights to speak and ask questions at the Meeting as those afforded to the respective shareholder. Pursuant to the Shareholders’ Rights Law, irrespective of the number of shares held, a shareholder may appoint only one proxy holder to represent such shareholder at the Meeting, except that:

(i)	if a shareholder holds shares of the Company through more than one securities account, such shareholder may appoint one proxy holder for each securities account; and

(ii)	a shareholder acting professionally for the account of a natural person or legal entity may appoint such natural person or legal entity, or any other third party designated by them, as proxy holder.

A person acting as shareholder’s proxy holder may represent one or more shareholders. In the event a person represents more than one shareholder, such proxy holder may vote the shares of the represented shareholders differently, in accordance with the instructions given to such proxy holder by each shareholder such person represents.

Each share is indivisible for purposes of attending and voting at the Meeting. Co-owners of shares, beneficiaries and bare-owners of shares, and pledgors and pledgees of pledged shares must be represented by one single person at the Meeting.

In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company have the right to (a) include items on the agenda for the Meeting; and (b) propose draft resolutions for the items included or to be included on the agenda for the Meeting. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company, must submit a written request to the Company ON OR BEFORE 7 JUly 2019, to any of the postal addresses of the Company indicated above, or by sending an electronic message to the following electronic address: investors@tenaris.com. The request must be accompanied by a justification or a draft resolution proposed to be adopted in the Meeting and must include the postal or electronic address at which the Company can acknowledge receipt of such request. Requests which are not timely delivered or do not satisfy the required formalities will be discarded and the proposals included in such requests shall not be included in the agenda for the Meeting.

In accordance with the Shareholders’ Rights Law, shareholders (or their proxy holders) will have the right to ask questions at the Meeting on the items of the agenda for the Meeting. The right to ask questions and the Company’s duty to answer any such questions are subject to the procedures adopted by the Company to ensure the proper identification of shareholders (and their proxy holders), the good order of the Meeting, as well as the protection of confidentiality of the Company’s business and the safeguarding of the Company’s corporate interests.

Holders of ADRs: procedures for voting at the Meeting

Holders of American Depositary Receipts (“ADRs”) as of 15 JULY 2019 (the “ADR Holders’ Record Date”) are entitled to instruct DEUTSCHE BANK TRUST COMPANY AMERICAS, as Depositary (the “Depositary”), as to the exercise of the voting rights in respect of the Company’s shares underlying such holder’s ADRs. Only those ADR holders of record as of the ADR Holders’ Record Date will be entitled to provide the Depositary with voting instructions.

Proxy materials will be available to ADR holders as of the date of this notice on the Company’s website at www.tenaris.com/investors. Voting instructions and voting cards will be sent to ADR holders by the Depositary. Any eligible ADR holder who wishes to give voting instructions in respect of the shares underlying its ADRs must follow the instructions and meet the deadlines set forth in such voting instructions and voting cards.

In accordance with the Luxembourg law of 11 January 2008 on transparency obligations for issuers of securities, each shareholder of the Company must notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company’s voting rights held or controlled by such shareholder (or shareholders acting in concert) reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%. Any such notification shall be made as indicated in the Company’s website at www.tenaris.com/investors and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the shares exceeding the proportion that should have been notified.

On 26 June 2019, the Company had a total issued share capital of $1,180,536,830, represented by 1,180,536,830 shares, each share carrying one vote.

The contact details of Tenaris S.A. are as follows:

Tenaris S.A.

Registered office:

29, avenue de la Porte-Neuve

L-2227 Luxembourg

Attention: Adélia Soares

Phone: (352) 26 47 89 78

Fax: (352) 26 47 89 79

Email: investors@tenaris.com

Website: www.tenaris.com/investors

For convenience of the holders of shares the following postal addresses may also be used:

Argentina:

c/o Siderca S.A.I.C.

Carlos María della Paolera 299, piso 16°

(C1001ADA) Buenos Aires

Attn: Horacio de las Carreras and/or Eleonora Cimino

Italy:

c/o Dalmine S.p.A.

Piazza Caduti 6 luglio 1944 n. 1 24044

Dalmine (BG)

Attn: Marco María Tajana and/or Francesco Giuseppe Bettiol

Mexico:

c/o Tubos de Acero de México, S.A.

Campos Elíseos 400-Piso17

Col. Chapultepec Polanco

11560 Ciudad de México

Attn: Félix Todd and/or Ulises Martínez Martínez

Cecilia Bilesio

Secretary of the Board of Directors

26 June 2019

Luxembourg

Tenaris S.A. Société Anonyme 29, Avenue de la Porte-Neuve L – 2227 LUXEMBOURG R.C.S. Luxembourg B-85.203

Dear Tenaris Shareholder and ADR Holder,

I am pleased to invite you to attend a General Meeting of Shareholders of Tenaris S.A. (the “Company”) to be held on 29 July 2019, at 11:00 a.m. (Central European Time), at the Company’s registered office located at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg, Grand-Duchy of Luxembourg (the “Meeting”).

At the Meeting, you will be asked to consider and approve the voluntarily delisting of the Company’s shares from the Buenos Aires stock exchange, Bolsas y Mercados Argentinos S.A. (“BYMA”), through a voluntary withdrawal from listing pursuant to applicable regulation, which permits the Company to delist from BYMA without making a delisting public tender offer. In addition, you will be asked to consider and authorize the Company, or any of its subsidiaries, to purchase, acquire or receive Company’s shares in connection with the potential exercise of appraisal rights from dissenting shareholders under article 22 of the Company’s articles of association.

The convening notice of the Meeting (which contains the agenda for the Meeting and the procedures for attending and/or voting at the Meeting), the total number of shares of the Company and voting rights as of the date of the convening notice, the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the Meeting and draft resolutions proposed to be adopted at the Meeting), and the forms required to be submitted to the Company for purposes of participating and/or voting at the Meeting are available to shareholders as of the date of the convening notice, and may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s register of shareholders can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

I believe that shareholder participation is key to the success of every company. Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote or instruct voting at the Meeting. If you are a holder of shares on 15 July 2019 at 24:00 (midnight), Central European Time, you can attend and/or vote, personally or by proxy, at the Meeting. If you are a holder of ADRs, please see the letter from Deutsche Bank Trust Company Americas, the depositary bank, or contact your broker/custodian, for instructions on how to exercise the voting rights in respect of the shares underlying your ADRs.

Please note the requirements you must satisfy to attend and/or vote your shares at the meeting.

Yours sincerely,

Paolo Rocca

Chairman and Chief Executive Officer

26 June 2019

June 26, 2019

TENARIS, S.A.

Please be advised of the following Depositary's Notice of General Meeting of Shareholders:

Depositary Receipt Information

CUSIP	88031M109	(DTC Elegible)	DR ISIN: US88031M1099

Country of Incorporation:	Luxemburg

Meeting Details:	General Meeting

Distribution Date:	June 18, 2019

ADS Record Date:	July 15, 2019

Voting Deadline:	July 22, 2019 at 10:00 AM (Eastern Standard Time)

Meeting Date:	July 29, 2019, at 11.00 AM (Central European Time)

Meeting Agenda:	The Company's Notice of Meeting, including the Agenda, is available at the Company’s website: http://www.tenaris.com

Ratio (ORD:DR):	2 : 1

Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) for the American Depositary Share (“ADS”) program of Tenaris S.A. (the “Company”) has received notice from the Company of a General Meeting of Shareholders (the “Meeting”) currently scheduled on the date set forth above. A copy of the notice of the Meeting is available on the Company's website at www.tenaris.com/investors.

In accordance with the provisions of the Amended and Restated Deposit Agreement, dated as of March 13, 2013, among the Company, the Depositary, and all registered owners (“Owners”) and holders from time to time of ADSs issued thereunder (the “Deposit Agreement”), Owners of ADSs representing ordinary shares of the Company (“Shares”), at the close of business (Eastern Standard Time) on the ADS Record Date set forth above, will be entitled, subject to any applicable provision of Luxembourg law, the Company’s articles of association and the provisions governing the Shares, to instruct the Depositary as to the exercise of the voting rights pertaining to the number of Shares represented by their respective ADSs. A voting instruction form is enclosed for that purpose.

Although the Company has instructed the Depositary to mail voting instruction materials to Owners of record at the Distribution Date set forth above, voting instructions will only be accepted and counted for positions held by those Owners on the ADS Record Date set forth above. Voting instructions must be received by the Depositary on or before the Voting Instruction Deadline set forth above. Owners are advised that if the number of ADSs held by an Owner on the ADS Record Date set forth above differs from that on the Distribution Date, the Depositary will only apply such voting instructions to those ADSs held by such Owner on the ADS Record Date. Owners on the ADS Record Date that were not Owners on the Distribution Date may only be able to provide voting instructions electronically.

Note that Owners may only provide voting instructions on particular agenda items in respect of all of their ADSs and may not split voting instructions on a particular agenda item.

With respect to any voting instructions received by the Depositary on or prior to the Voting Instruction Deadline set forth above, the Depositary shall endeavor, insofar as practicable, to vote or cause to be voted the number of Shares represented by the ADSs in accordance with such voting instructions.

Owners are advised that, pursuant to the provisions of the Deposit Agreement, if voting instructions are not timely received by the Depositary from an Owner on or before the Voting Instruction Deadline set forth above with respect to the Shares represented by such Owner's ADS on the ADS Record Date, in accordance with the provisions of the Deposit Agreement a proxy will be provided to a person designated by the Company with respect to the Shares to vote that amount of Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by such appointed proxy, except that such instruction shall not be deemed to have been given and the Depositary shall not give a proxy with respect to any matter as to which the Company informs the Depositary that (x) the Company does not wish to receive such proxy, (y) the Company has knowledge that substantial opposition exists with respect to the action to be taken at the meeting or (z) the matter materially and adversely affects the rights of holders of Shares. The Depositary shall have no obligation to notify Owners if it should receive any such notification from the Company. The Company has instructed us that the appointed proxy will vote in the manner stated in the Company's shareholder meeting brochure and proxy statement.

Any Owner entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADSs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred ADS Voting Deadline. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such ADS Voting Deadline.

The Company has also instructed the Depositary to notify Owners that the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the Meeting, including draft resolutions proposed to be adopted at the Meeting and the terms, conditions and requirements for the exercise of appraisal rights pursuant to article 22 of the Company’s articles of association) is available to Owners as of the date of the convening notice, and may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg.

Note: Subject to the below, voting instructions will only be counted for those ADSs held on the ADS Record Date, although voting materials may have been received with respect to the distribution date used for the initial mailing.

Please note that persons beneficially holding ADSs through a bank, broker or other nominee that wish to provide voting instructions with respect to the securities represented by such ADSs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee. Such requirements and deadlines will differ from those set forth herein for Owners.

Holders and persons and/or entities having a beneficial interest in any ADS (“Beneficial Owners”) are advised that (a) the Depositary has not reviewed the Company's website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company's website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, and (d) the Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote.

For further information, please contact:

Depositary Receipts

Phone: (800) 821-8780

dbemails@astfinancial.com

Tenaris S.A.

Société Anonyme

29, avenue de la Porte-Neuve, 3rd Floor,

L-2227 Luxembourg

RCS Luxembourg B 85 203

Shareholder Meeting Brochure and Proxy Statement

General Meeting of Shareholders to be held on 29 July 2019

This Shareholder Meeting Brochure and Proxy Statement is furnished by Tenaris S.A. (the “Company”) in connection with the General Meeting of Shareholders of the Company (the “Meeting”), to be held on 29 July 2019 at 11:00 a.m. (Central European Time), at the Company’s registered office located at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg, Grand-Duchy of Luxembourg, for the purposes set forth in the convening notice of the Meeting (the “Notice”).

The Meeting has been convened by the Notice, which contains the agenda for the Meeting and the procedures for attending and/or voting at the Meeting. The Notice has been published in Luxembourg and in the markets where the shares of the Company, or other securities representing shares of the Company, are listed. A copy of the Notice may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s register of shareholders can obtain electronic copies of the Notice free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

As of the date hereof, there are issued and outstanding 1,180,536,830 shares, US$1 par value each, of the Company (the “Shares”), including the Shares (the “Deposited Shares”) deposited with various agents for DEUTSCHE BANK TRUST COMPANY AMERICAS, as depositary (the “Depositary”), under the Amended and Restated Deposit Agreement, dated as of 13 March 2013, among the Company, the Depositary and all registered owners and holders from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals two Deposited Shares). Each Share entitles the holder thereof to one vote at general meetings of shareholders of the Company.

In accordance with the Luxembourg law of 11 January 2008, as amended and supplemented, on transparency obligations for issuers of securities (the “Transparency Law”), each shareholder of the Company must notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company’s voting rights held or controlled by such shareholder (or shareholders acting in concert) reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%. Any such notification shall be made as indicated on the Company’s website at www.tenaris.com/investors and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the Shares exceeding the proportion that should have been notified.

Holders of Shares: procedures for attending and voting at the Meeting

In accordance with the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies (the “Shareholders’ Rights Law”), the right to attend, speak and vote at the Meeting is restricted to those shareholders who are holders of Shares on 15 July 2019 at 24:00 (midnight), Central European Time (the “Shareholders’ Record Time”).

A shareholder will only be entitled to attend and/or to vote (personally or by proxy) at the Meeting in respect of those Shares which such shareholder duly evidences to hold at the Shareholders’ Record Time. Any changes to a shareholder’s holding of Shares after the Shareholders’ Record Time shall be disregarded for purposes of determining the right of such shareholder to attend and/or to vote (personally or by proxy) at the Meeting.

To attend and/or vote (personally or by proxy) at the Meeting, shareholders must complete and return to the Company:

i.	the Intention to Participate Form, if you wish to attend the Meeting; and/or

ii.	the GMS Proxy Form, if you wish to vote by proxy at the Meeting.

A shareholder wishing to attend the Meeting must complete and return to the Company the Intention to Participate Form. The Intention to Participate Form must be received by the Company, properly completed and signed, ON OR BEFORE 15 JULY 2019 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME (i.e. THE SHAREHOLDERS’ RECORD TIME). A shareholder who has timely submitted the Intention to Participate Form, may elect either to (i) attend the Meeting and vote in person (in which case the shareholder is not required to submit the GMS Proxy Form), or (ii) have a proxy holder attend the Meeting in person and vote by proxy, in which case the shareholder must also submit (in addition to the Intention to Participate Form) the GMS Proxy Form as soon as possible and, in any event, must be received by the Company ON OR BEFORE 22 JULY 2019 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME. In the event that the Company does not receive the Intention to Participate Form and, if applicable, the GMS Proxy Form, properly completed and signed, by the dates indicated above, you will not be able to participate or vote (neither in person nor by proxy) at the Meeting.

A shareholder who does not wish to attend the Meeting but nonetheless wishes to vote by proxy at the Meeting must only complete and return to the Company the GMS Proxy Form (and need not submit the Intention to Participate Form), which must be received by the Company ON OR BEFORE 15 JULY 2019 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME (i.e. THE SHAREHOLDERS’ RECORD TIME). If the Company does not receive the GMS Proxy Form, properly completed and signed, by the date indicated above, you will not be able to vote (neither in person nor by proxy) at the Meeting.

The Shareholders’ Rights Law provides that any shareholder wishing to attend and/or vote (personally or by proxy) at the Meeting is required to provide reasonably satisfactory evidence to the Company (prior to the Meeting) as to the number of Shares held by such shareholder on the Shareholders’ Record Time. Such evidence of shareholding must include at least: shareholder’s name, shareholder’s registered office/address, shareholder status, number of Shares held by the shareholder on the Shareholders’ Record Time, the stock exchange on which the shareholder’s Shares trade and signature of the relevant shareholder’s bank or stockbroker (the “Evidence”). Shareholders need to contact their bank or stockbroker with respect to the provision of such Evidence and completion of the applicable certificate. The model certificate that constitutes the Evidence of the shareholding must be completed and delivered to the Company as soon as possible and in any event must be received by the Company ON OR BEFORE 22 JULY 2019 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME.

The Intention to Participate Form (if you wish to attend the Meeting), the GMS Proxy Form (if you wish to be represented and vote by proxy at the Meeting) and the model certificate that constitutes the Evidence of the shareholding may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s register of shareholders can obtain electronic copies of these forms free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

The forms and certificates must be received by the Company, properly completed and signed, by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic address: investors@tenaris.com.

The GMS Proxy Form will only be valid if it includes the shareholder’s name, registered office/address and signature and, in the event of Shares owned by a corporation or any other legal entity, the name, registered office/address and signature of the individual(s) representing such corporation or other legal entity. Incomplete or erroneous GMS Proxy Forms or GMS Proxy Forms which are not timely delivered or do not satisfy the required formalities will be discarded and the underlying shares WILL not be voted at the Meeting.

A shareholder who has completed and delivered to the Company the GMS Proxy Form, is entitled to, on a later date, (i) revoke such GMS Proxy Form, and/or (ii) replace such GMS Proxy Form with a new GMS Proxy Form, appointing a different proxy holder and/or submitting new voting instructions, in each case, by delivering to the Company a notice of revocation and/or a properly completed and signed replacement GMS Proxy Form, provided, that, in each case, such notice of revocation and/or replacement GMS Proxy From must be received by the Company by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic address: investors@tenaris.com. No revocations or replacement of the GMS Proxy Form shall be accepted by the Company if received after such deadlines.

No admission cards will be issued to shareholders. Shareholders and their proxy holders attending the Meeting in person will be required to identify themselves at the Meeting with a valid official identification document (such as an identity card or a passport). In the event of Shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such legal entity, must submit –in addition to the Intention to Participate Form and the GMS Proxy Form, as indicated above- evidence of their authority to represent the shareholder at the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by such legal entity. A copy of such power of attorney or other proper document must be received by the Company on or before 22 JULY 2019 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME, in any of the postal addresses indicated in the Notice or through electronic message to the following electronic address: investors@tenaris.com.

A shareholder’s proxy holder shall enjoy the same rights to speak and ask questions at the Meeting as those afforded to the respective shareholder. Pursuant to the Shareholders’ Rights Law, irrespective of the number of Shares held, a shareholder may appoint only one proxy holder to represent such shareholder at the Meeting, except that:

•	if a shareholder holds Shares through more than one securities account, such shareholder may appoint one proxy holder for each securities account; and

•	a shareholder acting professionally for the account of a natural person or legal entity may appoint such natural person or legal entity, or any other third party designated by them, as proxy holder.

A person acting as shareholder’s proxy holder may represent one or more shareholders. In the event a person represents more than one shareholder, such proxy holder may vote the Shares of the represented shareholders differently, in accordance with the instructions given to such proxy holder by each shareholder such person represents.

Each Share is indivisible for purposes of attending and voting at the Meeting. Co-owners of Shares, beneficiaries and bare-owners of Shares, and pledgors and pledgees of pledged Shares must be represented by one single person at the Meeting.

In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the Shares have the right to (a) include items on the agenda for the Meeting; and (b) propose draft resolutions for the items included or to be included on the agenda for the Meeting. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the Shares, must submit a written request to the Company ON OR BEFORE 7 JUly 2019, to any of the postal addresses of the Company indicated above, or by sending an electronic message to the following electronic address: investors@tenaris.com. The request must be accompanied by a justification or a draft resolution proposed to be adopted in the Meeting and must include the postal or electronic address at which the Company can acknowledge receipt of such request. Requests which are not timely delivered or do not satisfy the required formalities will be discarded and the proposals included in such requests shall not be included in the agenda for the Meeting.

In accordance with the Shareholders’ Rights Law, shareholders (or their proxy holders) will have the right to ask questions at the Meeting on the items of the agenda for the Meeting. The right to ask questions and the Company’s duty to answer any such questions are subject to the procedures adopted by the Company to ensure the proper identification of shareholders (and their proxy holders), the good order of the Meeting, as well as the protection of confidentiality of the Company’s business and the safeguarding of the Company’s corporate interests.

The Meeting will appoint a chairperson pro tempore to preside the Meeting. The chairperson pro tempore will have broad authority to conduct the Meeting in an orderly and timely manner and to establish behavior rules, including rules for shareholders (or proxy holders) to speak and ask questions at the Meeting.

Holders of ADRs: procedures for voting at the Meeting

Holders of ADRs as of 15 JULY 2019 (the “ADR Holders’ Record Date”) are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the Shares underlying such holder’s ADRs. Only those ADR holders of record as of the ADR Holders’ Record Date will be entitled to provide the Depositary with voting instructions.

Any eligible ADR holder who wishes to give voting instructions in respect of the Shares underlying its ADRs must follow the instructions and meet the deadline set forth in the voting instructions and voting cards. If the Depositary receives instructions by any ADR holder either through a written proxy card or by internet or telephone voting, in each case by 10:00 a.m. (Eastern Standard Time) on 22 July 2019, then the Depositary shall vote, or cause to be voted, the Shares underlying such holder’s ADRs in the manner prescribed by the instructions. However, if by the above referred deadline, the Depositary receives no instructions from the ADR holder, then the Depositary shall deem such ADR holder to have instructed the Depositary to vote the Shares underlying its ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given issue in accordance with the majority shareholder vote on that issue) and, for these purposes, the Depositary shall issue a proxy to a person appointed by the Company to vote the Shares underlying such holder’s ADRs in favor of any such proposals or recommendations. No instruction shall be deemed given, and no proxy shall be given, with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy to be given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the Meeting, or (iii) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADRs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred deadlines. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such deadlines.

Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than those indicated above.

Meeting agenda, reports on agenda items, and draft resolutions proposed to be adopted at the Meeting

Resolutions at the Meeting will be passed by the simple majority of the votes validly cast, irrespective of the number of Shares present or represented.

The Meeting is called to address and vote on the items of the agenda included in the Notice. The agenda for the Meeting, including reports on each item of the agenda and the draft resolution proposed to be adopted thereon, are included below:

1.	Approval of the delisting of the Company’s shares from Bolsas y Mercados Argentinos S.A. (“BYMA”)

It is proposed that the Shares be delisted from the BYMA, through a voluntarily withdrawal from listing pursuant to Article 32, clause c), Section VIII, Chapter II of Title III of the rules (Normas) (“Rules”) of the Argentine National Securities Commission (Comisión Nacional de Valores, or “CNV”), which permits the Company to delist from BYMA without making a delisting public tender offer.

Article 32, clause c), Section VIII, Chapter II of Title III of the Rules provides that a foreign issuer whose shares are listed on an Argentine stock exchange and in one or more foreign stock exchanges may delist its shares from the Argentine stock exchange without making a delisting public tender offer to its shareholders holding shares listed on such Argentine stock exchange so long as (i) the shares of such foreign issuer are admitted to listing and/or trading in a foreign stock market regulated by a regulatory body that is similar to the CNV and in a country that qualifies as “cooperating country” for Argentine income tax purposes; (ii) the liquidity in such foreign stock exchange or exchanges is equal to or higher than that in the Argentine market at the time the request for withdrawal is made; (iii) the foreign issuer declares that it has not requested the withdrawal from listing or trading of its shares in the foreign market that has the largest traded volume or that sets the price for its shares; and (iv) shareholders holding shares listed on the Argentine stock exchange are afforded the possibility of maintaining and/or selling their shares in the stock market or markets on which the shares will continue to be listed. If the CNV determines that a foreign issuer’s delisting request under Article 32, clause c), Section VIII, Chapter II of Title III of the Rules fails to satisfy such requirements or conditions, such foreign issuer’s delisting will become subject to the delisting public tender offer rules contemplated in the Rules.

If the delisting from BYMA is approved by the Meeting, shareholders holding their Shares through the global depositary and custodian for the Argentine stock market, Caja de Valores S.A. (“CVSA”), may opt to sell their Shares in other markets where Shares or ADRs will continue to trade; or migrate their Shares from CVSA to the clearing systems for the other markets where Shares or ADRs will continue to trade; or keep delisted Shares through CVSA.

Shareholders holding their Shares through CVSA who elect to sell their Shares in other markets where Shares or ADRs will continue to trade, shall do so through a 12-month selling facility arranged by the Company (the “Selling Facility”). Also, to facilitate the migration of Shares from CVSA to the clearing systems for the other markets where Shares or ADRs will continue to trade, the Company will arrange for a facility (the “Migration Facility”) to assist shareholders holding their Shares through CVSA who elect to migrate such Shares, in the conversion of Shares into ADRs traded in the NYSE. The respective terms of the Selling Facility and the Migration Facility and the conditions and requirements for shareholders to avail themselves of such facilities will be informed in due course through an “Hecho Relevante” announcement in Argentina in accordance with the Rules.

Pursuant to article 22 of the Company’s articles of association, shareholders who held their Shares through CVSA on 11 June 2019, and who either vote at the Meeting against the proposed delisting from BYMA, or are absent from the Meeting (such shareholders, the “Eligible Shareholders”), will be entitled to exercise the right (”Appraisal Right”) to have their Shares repurchased by the Company at the arithmetic average of the closing Argentine peso sale price per Share as reported by BYMA for the ninety (90) calendar-day period immediately preceding the date of the Meeting. No shareholder other than Eligible Shareholders will be entitled to Appraisal Rights.

Any Eligible Shareholder wishing to exercise Appraisal Rights must deliver the following documentation to BBVA Banco Frances S.A., the Company’s delisting agent (the “Delisting Agent”) ON OR BEFORE 29 AUGUST 2019 at 17:00 hs, Buenos Aires Time (the “Appraisal Expiration Time”):

(i)	a properly completed and duly executed form evidencing the exercise of Appraisal Rights (the “Appraisal Rights Form”). If the delisting of Shares from BYMA is approved at the Meeting, the Appraisal Rights Form will be made available, free of charge, as of the date of the Meeting, at the Delisting Agent’s office located in Reconquista 199, 1st floor, (1003) City of Buenos Aires, Argentina, or by calling the following number: 0800-666-4600 (from Argentina only), or by sending an electronic message to the following electronic address: inversiones-arg@bbva.com;

(ii)	a certificate evidencing ownership of the Eligible Shareholder’s Shares on 11 June 2019 (the “CVSA Shares Evidence”), including at least the following information from such Eligible Shareholder: name; registered office/address; status; number of Shares held on 11 June 2019; confirmation that Shares were held through CVSA on 11 June 2019; and signature of the relevant bank or stockbroker;

(iii)	a certificate issued by CVSA (the “CVSA Certificate”) evidencing that the Eligible Shareholder’s Shares have been transferred to the account opened by the Delisting Agent at CVSA for purposes of the exercise of Appraisal Rights (the “Appraisal Account”). If the delisting of Shares from BYMA is approved at the Meeting, the Delisting Agent will open the Appraisal Account as promptly as practicable following the date of the Meeting and each Eligible Shareholder wishing to exercise Appraisal Rights must (a) instruct CVSA, through the bank, broker dealer or other entity through which such Eligible Shareholder holds its Shares, to transfer such Eligible Shareholder’s Shares to the Appraisal Account; and (b) request CVSA to issue the corresponding CVSA Certificate immediately following such transfer, which must include at least the following information with respect to the transfer of the Eligible Shareholder’s Shares to the Appraisal Account: date of transfer; number of transferred Shares; name, corporate identification or registration number in the Argentine Public Registry of Commerce; and Exercising Shareholder’s tax identification number. All Shares transferred to the Appraisal Account shall be held by the Delisting Agent for the benefit of the Company and the Exercising Shareholders until the Company completes the repurchase of the Exercising Shareholders’ Shares.

Eligible Shareholders exercising Appraisal Rights will be responsible to deliver properly completed and signed the Appraisal Rights Form, the CVSA Shares Evidence, the CVSA Certificate and any other documents as the Company or the Delisting Agent may require in connection with the exercise of Appraisal Rights, to the Delisting Agent on or before the Appraisal Expiration Time. Eligible Shareholders will not be deemed to have exercised Appraisal Rights unless such documentation is so delivered.

Following a transfer of Shares to the Appraisal Account, the Company and the Delisting Agent will verify whether (a) the transferring shareholder qualifies as an Eligible Shareholder, (b) the transferring shareholder held its Shares through CVSA from 11 June 2019 through the transfer date, and (c) the transferring shareholder has delivered properly completed and signed Appraisal Rights Form, CVSA Shares Evidence, CVSA Certificate and any other documents as the Company or the Delisting Agent may have required to be delivered in connection with the exercise of Appraisal Rights, to the Delisting Agent on or before the Appraisal Expiration Time. Any Shares transferred to the Appraisal Account, for which the Company and Delisting Agent determine that the above conditions have not been met, will be returned by the Delisting Agent to the transferring shareholder.

In accordance with article 22 of the Company’s articles of association, on or before 24 January 2020 (the “Appraisal Date”) the Company will repurchase all Shares transferred by the Eligible Shareholders to the Appraisal Account to the extent the above-mentioned conditions are satisfied. The repurchase price for such Shares will be paid in Argentine pesos, and the Company will not be required to pay any interest or any other additional amounts on or with respect to such repurchase price. The repurchase price will be paid through the Delisting Agent only to the Eligible Shareholder (or to his, her or its assignees) who shall be deemed, for all purposes, to be the sole and exclusive beneficial owner of such Shares.

Appraisal Rights are non-transferrable. Any person who, at any time on or after 11 June 2019, acquires any Shares through CVSA, or migrates to CVSA any Shares from the clearing systems for any of the other stock exchanges where Shares or ADRs trade, will not be entitled to claim or exercise any Appraisal Rights with respect to such Shares. Any rights to claim or exercise Appraisal Rights with respect to Shares held through CVSA that, at any time on or after 11 June 2019, are sold or otherwise transferred, or are migrated to the clearing systems for any other stock exchanges where Shares or ADRs trade, will be forfeited.

If the delisting from BYMA is approved by the Meeting, the Company will have two business days following the date of the Meeting to file a request with the CNV to voluntarily withdraw Shares from listing on BYMA under Article 32, clause c), Section VIII, Chapter II of Title III of the Rules, and to file such documentation as the Company deems appropriate to evidence compliance with the requirements and conditions for a voluntary delisting under Article 32, clause c), Section VIII, Chapter II of Title III of the Rules. The Company believes that such requirements and conditions are satisfied and, accordingly, expects that the Company’s delisting request will be approved by the CNV within the applicable review period in accordance with the Rules.

Following the proposed delisting from BYMA, the Company’s shares, or other securities representing shares, will continue to trade on the New York Stock Exchange (the “NYSE”), on the Italian Stock Exchange (Borsa Italiana) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores).

Draft resolution proposed to be adopted: “The General Meeting of Shareholders resolved to (i) approve the delisting of Company’s shares from the Buenos Aires stock exchange (Bolsas y Mercados Argentinos S.A.) under Article 32, clause c), Section VIII, Chapter II of Title III of the Rules of the Argentine National Securities Commission (Comisión Nacional de Valores) and (ii) authorize the Board of Directors to take, or cause to be taken, any and all action as may be necessary or convenient to complete and effect such delisting.”

2.	Amendment and supplementation of the authorization to the Company, and to any of its subsidiaries, to purchase, acquire or receive shares of the Company, in accordance with Article 430-15 of the Luxembourg law of 10 August 1915 on commercial companies and with applicable laws and regulations.

The Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Commercial Companies Law”) provides that any Luxembourg commercial company may acquire its own shares, either directly or through a person acting on the company’s behalf, subject to, among other conditions, prior authorization granted by the general meeting of shareholders of such company, which shall approve the terms and conditions of the proposed acquisitions, including the maximum number of shares to be acquired, the duration of the period for which the authorization is given (such maximum period being, as of to date, 5 years) and, in case of acquisitions for value, the maximum and minimum consideration.

It is proposed that the Meeting amends and supplements the authorization granted to the Company or its subsidiaries by the Annual General Meeting of Shareholders held on 6 May 2015, to repurchase Shares and ADRs, so that the Company and the Company’s subsidiaries are further authorized to purchase, acquire and/or receive any and all Shares as the Company may be required to repurchase in connection with the exercise of Appraisal Rights resulting from the Meeting’s approval of the proposed delisting of Shares from BYMA, in accordance with the first item of the Meeting’s agenda (the Shares required to be so repurchased, the “Repurchased Shares”). It is proposed that the Repurchased Shares be repurchased at a cash purchase price per Repurchased Share equal to the price per Share (excluding transaction costs and expenses) payable to the Eligible Shareholders exercising Appraisal Rights, and otherwise on the terms and subject to the conditions set forth in authorization granted by the Annual General Meeting of Shareholders held on 6 May 2015.

It is also proposed that the Meeting grants all powers to the Board of Directors and to the board of directors or other governing bodies of the Company’s subsidiaries, in each case with powers to delegate in accordance with applicable laws, the Company’s articles of association or the articles of association or other applicable organizational documents of the relevant Company’s subsidiary, to decide on and implement this supplemental authorization, including to determine, if necessary, the terms and procedures for carrying out any repurchase, acquisition or receipt of Repurchased Shares, and, to execute all agreements, including for keeping registries of the repurchase and sale of Repurchased Shares, make filings and declarations to the competent governmental authorities, carry out all formalities and, generally, do all such other acts and things as may be necessary, appropriate or desirable for the purposes aforesaid. It is further recommended that the Board of Directors be expressly authorized to delegate to its Chairman, with the latter having the option to sub-delegate to any other person(s), the performance of the actions entrusted to the Board of Directors, pursuant to, or in connection with, this authorization.

Draft resolution proposed to be adopted: “The General Meeting of Shareholders resolved to:

(i)       amend and supplement the authorization granted to the Company or its subsidiaries by the Annual General Meeting of Shareholders on 6 May 2015, to repurchase shares of the Company, including shares represented by ADRs, so that the Company and the Company’s subsidiaries are further authorized to purchase, acquire and/or receive any and all shares of the Company (the “Repurchased Shares”) as the Company may be required to repurchase in connection with the exercise of appraisal rights, under article 22 of the Company’s articles of association, resulting from the approval of the delisting of the Company’s shares from the Buenos Aires stock exchange Bolsas y Mercados Argentinos S.A. (“BYMA”), at a cash purchase price per Repurchased Share equal to the price per share (excluding transaction costs and expenses) payable to shareholders exercising appraisal rights in connection with such delisting, and otherwise on the terms and subject to the conditions set forth in the authorization granted by the Annual General Meeting of Shareholders held on 6 May 2015.

(ii) grant all powers to the Board of Directors and to the board of directors or other governing bodies of the Company’s subsidiaries, in each case with powers to delegate in accordance with applicable laws, the Company’s articles of association or the articles of association or other applicable organizational documents of the relevant Company’s subsidiary, to decide on and implement this authorization, including to determine, if necessary, the terms and procedures for carrying out any repurchase, acquisition or receipt of Repurchased Shares, and, to execute all agreements, including for keeping registries of the repurchase and sale of Repurchased Shares, make filings and declarations to the competent governmental authorities, carry out all formalities and, generally, do all such other acts and things as may be necessary, appropriate or desirable for the purposes aforesaid.; and

(iii) authorize the Board of Directors to delegate to its Chairman, with the latter having the option to sub-delegate to any other person(s), the performance of the actions entrusted to the Board of Directors, pursuant to, or in connection with, this authorization”.

* * * * *

Cecilia Bilesio

Secretary to the Board of Directors